Exhibit 14

carlson capital, l.p. 2100 mckinney avenue, suite 1800, dallas, texas 75201 phone 214.932.9600 fax 214.932.9602 web carlsoncapital.com

July 15, 2014

SWK Holdings Corporation

15770 North Dallas Parkway, Suite 1290

Dallas, Texas 75248

Attention: Corporate Secretary

Ladies and Gentlemen:

On May 16, 2014, we submitted a non-binding offer to SWK Holdings Corporation (“SWK” or the “Company”) to purchase a substantial number of newly issued shares of the Company’s common stock for $1.20 per share. The closing price of the Company’s common stock at that date was $1.06 per share. After receipt of our proposal, a Special Committee of the Board of Directors (the “Special Committee”) was formed which consists of two of the three outside directors. It is our understanding that the third outside director cannot serve because he has a financial interest in and is supporting another proposal that would not include the previously disclosed discounted rights offering. Our May 16th letter was prompted by this other proposal.

On June 20, 2014, after extensive discussions with the Special Committee, we submitted a letter to the Special Committee updating our offer, in conjunction with the rights offering. This letter included a detailed term sheet which is reproduced as Appendix A hereto (the “Proposed Transaction”). This proposal represents a premium to the recent trading price of the Company’s common stock and provides immediate value for existing stockholders. The concurrent rights offering will enable existing stockholders to invest additional equity capital at a discount. Finally, stockholders will retain the post-closing upside in a substantially larger company, with the benefit of minority protections designed to align the interests of all stockholders.

The June 20th letter was prompted by our frustration with the Special Committee’s overwhelming focus on creating protections from perceived liability for its members as individuals at the expense of the Company’s stockholders. Since then, the Special Committee has unfortunately not changed its behavior. On June 21, they issued a press release which included an accusation that Carlson was attempting to disenfranchise stockholders. However, because the terms of the Proposed Transaction clearly state that we support granting all non-Carlson stockholders the opportunity to vote on the Proposed Transaction, we find this accusation disingenuous. The Special Committee’s intransigence, expensive and time-consuming delays, and focus on individual liability protections are standing in the way of a transaction that will benefit the Company and its stockholders. In addition, during this period of delay, the Company has been effectively shut out of the market, which we worry impairs SWK’s reputation and its ability to retain management, which ultimately hurts the future value of the Company for all stockholders.

Accordingly, funds under our control have nominated two persons to serve as directors of the Company (the “Nominees”). Although the Nominees are not affiliated with Carlson Capital, L.P. and are disinterested with respect to the Proposed Transaction, we have discussed the terms of the Proposed Transaction with the Nominees and they have reviewed materials relevant to the Proposed Transaction. We believe that any independent and disinterested directors would find the Proposed Transaction to be in the best interests of the Company’s stockholders, and we see no reason why the Nominees, if they are elected and subject to the exercise of their fiduciary duties as directors and the facts and circumstances existing at the time of any determination, would determine otherwise. We expect to send a definitive proxy statement to the Company’s stockholders, urging that stockholders who support the Proposed Transaction vote for the Nominees at the Company’s 2014 annual meeting of stockholders.

SWK needs a transformative transaction to capitalize on the successful platform its management team has built. Among potential proposals, only Carlson’s offer brings the scale necessary for this business to succeed and capture the benefit of its NOLs. We are proposing changes to the Board to finally resolve the roadblocks to a deal that maximizes value for all stockholders.

Appendix B contains our notice of director nominations (including the consent of each Nominee to serve as a director).

Very truly yours,

Carlson Capital, L.P.

By:	/s/ Chris Haga
Chris Haga
Portfolio Manager

Appendix A

DISCUSSION POINTS

Parties

SWK Holdings Corporation (the “Company”); and

Funds controlled by Carlson Capital, L.P., which may include such funds as already have positions in the Company, other existing funds managed by Carlson, or entities newly formed to undertake the Transaction (collectively, the “Investor”).

Transaction

The Company will raise additional funds through a Rights Offering and Share Issuance (each as described below), such that the Investor will own 71% of the Company’s post Transaction equity interests (the “Target Equity Interest”). The Rights Offering and Share Issuance will be conducted in parallel, will be conditioned on one another and will close simultaneously.

The purpose of the Transaction is to enable the Company to substantially expand its operations in order to:

•   Capture more of the economics of its pharmaceutical and biotechnology royalty securitization business;

•   Diversify its portfolio to lower asset level risk and access more attractive debt financing in the future;

•   More effectively compete for business that requires a demonstration of substantial capital resources;

•   Retain and motivate management;

•   Better spread fixed costs; and

•   Maximize the potential benefits of its net operating loss carryforwards (“NOLs”).

Rights Offering	The Company will conduct the rights offering as currently contemplated by the registration statement on Form S-1, including with respect to the Investor backstop (the “Rights Offering”).

Share Issuance	Concurrent with the Rights Offering, the Company, through a private placement, will issue shares of common stock, par value $0.001 per share, to the Investor at a purchase price of $1.20 per share (the “Per Share Price”) (the “Share Issuance”). The Rights Offering and Share Issuance, together, are referred to herein as the “Transaction.”

The number of shares issued in the Share Issuance shall be adjusted based on the results of the Rights Offering such that the Target Equity Interest is achieved, and that the NOL attributes of the Company are preserved.

Stockholder Vote

The Transaction as a whole shall be submitted for approval to the stockholders of the Company, with a non-waivable condition requiring the affirmative vote of a majority of the outstanding shares having voting power held by stockholders unaffiliated with the Investor that are present or represented by proxy at a duly called meeting of stockholders at which a quorum of unaffiliated stockholders is present or represented by proxy.

The Special Committee will recommend that the stockholders vote in favor of the Transaction, subject to the withdrawal and termination rights described below.

If the requisite stockholder approval is not obtained the Company shall reimburse the Investor’s reasonable expenses in an amount not to exceed $150,000.

Agreement and Proxy Statement	[TBD] will prepare a first draft of the definitive agreement incorporating the terms generally contained in this Term Sheet (the “Agreement”). The parties will use reasonable best efforts to cause the proxy statement to be filed with the SEC no later than one week following the execution and delivery of the Agreement by the parties.

Existing Investor Credit Facility	Under the existing credit facility, upon execution of the Agreement the Investor will release an additional $25 million of availability, with all balances under the existing credit facility to be repaid in full out of the proceeds of the Transaction or the proceeds of any Acquisition Proposal (as defined below).

Deal Protection

The Agreement will include customary deal protection provisions that include an initial solicitation period (“go-shop”) for Acquisition Proposals:

•   “Acquisition Proposal” is defined as a transaction involving at least 15% of the Company’s equity or assets.

•   Between the execution date of the Agreement and the stockholder vote, the Company (through the Special Committee) may exchange confidential information and engage in discussions and negotiations with a third party that makes an unsolicited Acquisition Proposal (or submits an Acquisition Proposal during the go-shop period) that the Special Committee determines in good faith and based on the advice of its financial advisor could reasonably be likely to lead to a transaction that is more favorable to the Company’s stockholders than the Transaction.

•   The Company (through the Special Committee) may solicit Acquisition Proposals from third parties for a period of 40 days following announcement of the Transaction (i.e., the go-shop period) and shall inform the Investor upon receipt of any Acquisition Proposal, including the identity and terms of such proposal. It is understood and agreed that the pendency of the go-shop period shall not delay the process for the proxy filing, proxy distribution and stockholder meeting (it being understood that the stockholder meeting shall not be held prior to expiration of the go-shop period).

•   The Investor will have the right to match any Acquisition Proposals.

•   The Company will not agree to pay fees or expenses of a party proposing an Acquisition Proposal in an amount greater than that offered to the Investor.

•   Prior to the stockholder vote, if (a) the Company, in compliance with its obligations in these provisions, receives a third party proposal that the Special Committee in good faith deems to be superior to the Transaction based on the advice of its financial advisor and that the Investor declines to match or (b) there is a material event (other than third party proposals) occurring or arising after the execution date of the Agreement that was not known or reasonably foreseeable to the Special Committee as of such date, the Special Committee may change its recommendation of the Transaction and/or terminate the Agreement (i) if, after consultation with its outside legal counsel, failure to change its recommendation and/or terminate the Agreement would reasonably be likely to constitute a breach of the Special Committee’s fiduciary duties and (ii) upon payment of a termination fee to the Investor equal to 3.0% of the aggregate purchase price offered by the Investor in the Transaction (the “Termination Fee”), except that in the case of a change in recommendation and/or termination under clause (a) above involving a proposal received from a party that was solicited through the go-shop, the Termination Fee shall be 1.0% of such aggregate purchase price offered by the Investor in the Transaction.

•   The 3% Termination Fee will also be payable under the following circumstances if the Investor does not exercise matching rights with respect to the applicable transactions: (a) the Agreement is terminated following the failure to obtain the requisite stockholder approval after an Acquisition Proposal had been made, or (b) the Agreement is terminated as a result of the lapsing of the drop-dead date after an Acquisition Proposal had been made, and, in the case of both clause (a) or (b), the Company enters into a definitive agreement for an Acquisition Proposal with a third party within one year of the termination date and such transaction is consummated.

Representations and Warranties

The Agreement will contain representations and warranties of the Company (and disclosure schedules containing applicable exceptions to such representations and warranties) relating to corporate organization, authority, binding effect of the Agreement, approvals and consents, valid issuance of the shares issued to the Investor, capitalization, SEC reports, financial statements, no conflicts, absence of undisclosed liabilities, absence of changes, compliance with laws, material contracts, taxes, litigation, employee matters, information to be supplied in the proxy, takeover statutes and financial advisors, and representations and warranties of the Investor (and disclosure schedules containing applicable exceptions to such representations and warranties) relating to organization, authority, binding effect of the Agreement, approvals and consents, available funds and accredited investor status and investment intent.

The representations and warranties will survive until the earlier of two years from the closing date or the applicable statute of limitations.

Diligence	The Investor requires no diligence.

Financing Contingency	None.

Management Employment Agreements	Concurrently with execution and delivery of the Agreement, the Company will enter into amended and extended employment agreements with Brett Pope and Winston Black on terms acceptable to the Investor (the “Management Employment Agreements”).

Closing Conditions

The Transaction shall be subject to the following conditions precedent:

•   receipt of the stockholder approval described above;

•   expiration of any applicable anti-trust waiting periods;

•   accuracy of representations and warranties in all material respects, except for representations regarding corporate organization, authority, binding effect, valid issuance of shares and capitalization, which must be accurate in all respects other than, in the case of the capitalization representation, de minimis inaccuracies;

•   compliance with covenants in all material respects;

•   no material adverse change to the Company’s business;

•   no injunctions or orders prohibiting consummation;

•   delivery of tax opinion by legal counsel to the Company that is reasonably satisfactory to the Investor to the effect that the Transaction will not create an ownership change under Section 382(g) and the Company will not become a “Personal Holding Company”;

•   Board of directors de-staggered through an amendment to the Company’s charter approved at the stockholder meeting called for voting on the Transaction;

•   Composition of the board of directors consisting of the CEO and [six] individuals designated by Carlson (two of whom will meet the independence requirements specified below);

•   receipt of material third party consents; and

•   Management Employment Agreements, voting agreement amendment (as described below) and registration rights agreement (as described below) in full force and effect.

Costs and Expenses	The parties will bear their respective legal and other transaction costs, including without limitation legal, financial or other advisors (including consultants). For the avoidance of doubt, the Investor will be responsible for payment of the filing fees in connection with any applicable anti-trust filings.

Use of Proceeds	General corporate purposes.

Minority Protections

The Agreement shall contain additional provisions applicable for the period following consummation of the Transaction and until the earlier of (a) such time as the Investor beneficially owns less than 40% of the then total outstanding shares of voting securities of the Company or (b) five years after the closing date:

•   The Investor shall not (i) acquire shares of common stock of the Company that cause the Investor’s percentage ownership of the Company to increase by 5% or more (and subject in any event to limitations relating to retaining the benefits of the Company’s NOLs), (ii) cause the Company to engage in stock buybacks or (iii) otherwise engage in a Rule 13e-3 transaction (under the Securities Exchange Act of 1934), unless in each case the Investor first offers to purchase all remaining shares held by stockholders who are not affiliated with the Investor (an “Additional Purchase Transaction”).

•   If the Investor proposes or causes the Company to propose an Additional Purchase Transaction, such transaction (i) shall be subject to review, evaluation and negotiation by a special committee of directors who are unaffiliated with either the Company or the Investor, and no such Additional Purchase Transaction shall be approved or consummated by the Company or the Investor without the prior approval of such special committee, and (ii) shall be submitted for approval to the stockholders of the Company, with a non-waivable condition that a majority of the shares held by stockholders that are not affiliated with the Investor approve the transaction.

•   If the Investor proposes to sell shares of common stock of the Company to a third party investor that would result in the third party investor owning in excess of 40% (and with neither the Investor and its affiliates nor any other holder or its affiliates owning a greater percentage) of the outstanding shares of the Company, then the Investor shall ensure that stockholders that are not affiliated with the

Investor are permitted to sell a proportionate number of their shares on the same terms as the Investor sells its shares.

•   The Company shall maintain at least two (2) directors who are unaffiliated with either the Company or the Investor.

Investor Approval Rights	The Investor will have approval rights (separate and apart from the voting rights of its designees on the board of directors of the Company) with respect to debt incurrences above specified ratios, new equity issuances, material acquisitions and dispositions, dividends and redemptions, investments in or loans to third parties, changing the size of the board of directors and hiring and terminating the Company’s chief executive officer. The Investor will retain the approval rights as long as it owns at least 40% of the outstanding shares of the Company’s common stock.

Other

The Company will grant a waiver under the Company’s existing NOL rights plan to permit entry into the Agreement and consummation of the Share Issuance.

The Company will take such steps as are necessary to cause the provisions of Section 203(a) of the Delaware General Corporation Statute to be inapplicable to entry into the Agreement and consummation of the Share Issuance.

The voting agreement will be amended effective as of the closing of the Transaction to eliminate the section therein entitled “Section 2. Agreement to Vote” and to make other relevant conforming changes.

The Investor will receive customary demand and piggyback resale registration rights.

Appendix B

DOUBLE BLACK DIAMOND OFFSHORE LTD.

BLACK DIAMOND OFFSHORE LTD.

July 15, 2014

SWK Holdings Corporation

15770 North Dallas Parkway, Suite 1290

Dallas, Texas 75248

Attn: Corporate Secretary

RE: Notice of Director Nominations

Ladies and Gentlemen:

Double Black Diamond Offshore Ltd. (“DBD”) is the record holder of 4,180,580 shares of common stock, par value $0.001 (the “Common Stock”), of SWK Holdings Corporation, a Delaware corporation (the “Company”). Black Diamond Offshore Ltd. (“Black Diamond” and together with DBD, the “Carlson Parties”) is the record holder of 266,846 shares of Common Stock. DBD’s name and address as they appear on the Company’s books is Double Black Diamond Offshore Ltd. and 2100 McKinney Avenue, Dallas, TX 75201, respectively. Black Diamond’s name and address as they appear on the Company’s books is Black Diamond Offshore Ltd. and 2100 McKinney Avenue, Dallas, TX 75201, respectively.

The Carlson Parties are hereby submitting this notice (together with the Exhibits hereto, which Exhibits are incorporated herein by reference, this “Notice”) to the Company in compliance with, to the extent applicable, the Amended and Restated Bylaws of the Company (the “Bylaws”), as filed with the U.S. Securities and Exchange Commission as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 27, 2009.

The Carlson Parties are seeking to nominate, and hereby nominate, each of Edward B. Stead and D. Blair Baker (together, the “Nominees”) as directors at the 2014 annual meeting of stockholders of the Company, and at any special meeting of stockholders held in lieu thereof, and at any adjournments, postponements, reschedulings or continuations of either (the “Annual Meeting”). The Carlson Parties hereby represent that each of them will continue to be a stockholder at the time of the Annual Meeting, and will be entitled to vote for the election of directors at the Annual Meeting. The Carlson Parties intend to attend the Annual Meeting, in person through an authorized officer or by proxy, and to nominate the Nominees for election at the Annual Meeting.

Certain information as may purportedly be required by the Bylaws regarding the Nominees and each person who is expected to participate in, or to organize, direct or finance the nomination of the Nominees or the solicitation of proxies to vote for the Nominees is included in Exhibit A hereto. The completed written consent of each of the Nominees to be nominated and to serve as a director of the Company is attached as Exhibit B.

Except as set forth in this Notice, including the Exhibits hereto, the information that is purportedly required to be provided in connection herewith pursuant to the Bylaws is “not applicable” or “none,” as appropriate. Inclusion of any information in this Notice shall not be deemed an admission that such information is required to be included herein pursuant to the Bylaws.

The undersigned will, upon request, provide any additional information that may be reasonably requested regarding the nomination of the Nominees.

Any claim that this notice is defective or deficient, and all further correspondence on this matter, should be addressed to Robert B. Little at Gibson, Dunn & Crutcher LLP, via mail at 2100 McKinney Avenue, Suite 1100, Dallas, TX 75201, by telephone at (214) 698-3260, or by email at RLittle@gibsondunn.com, so that there is adequate opportunity to address any such claim in a timely fashion. In addition, we reserve all rights to substitute director nominees in the event that either Nominee is unable to serve as a Nominee or director. The provision of this Notice is not an admission that the procedures set forth in the Bylaws are legal, valid or binding. The Carlson Parties also reserve all rights to challenge the validity of the Bylaws and reserve all rights to assert a claim for any damages or costs that the Carlson Parties may sustain or incur, including attorneys’ fees, in connection with disputes over the validity of this Notice or the Bylaws.

Sincerely yours,

DOUBLE BLACK DIAMOND OFFSHORE LTD.

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P., their investment manager

	By:	Asgard Investment Corp. II, its general partner

		By:	/s/ Clint D. Carlson
Clint D. Carlson
President

EXHIBIT A

CERTAIN INFORMATION REGARDING NOMINEES

Edward B. Stead

Age: 67

Residence: Texas, United States

Address: [Redacted]

Business address: [Redacted]

Mr. Stead has served as a senior executive for various companies over an extensive business career. Mr. Stead began his career as a lawyer at IBM from 1973 to 1985. He then served at Apple Computer, Inc. from 1987 until 1996, where he held titles up to and including Senior Vice President, General Counsel and Secretary. At Apple, Mr. Stead led the significant advance of Apple in filing of patented inventions. He also served as Executive Vice President, General Counsel and Secretary of Blockbuster, Inc. from 1997 until 2006.

Mr. Stead has served on the Legal Advisory Boards of both the NYSE and the NASD. He is currently a member of the American Law Institute and serves on the Advisory Boards of the Perot Museum on Nature and Science as well as the Booker T. Washington High School for the Performing and Visual Arts.

Mr. Stead’s primary occupation at this time is private investor, with an office located at [Redacted].

Mr. Stead does not beneficially own any shares of Common Stock.

Mr. Stead is not a party to any arrangement or understanding with any person with respect to his future employment or any future transaction to which the Company will or may be a party.

D. Blair Baker

Age: 53

Residence: Texas, United States

Address: [Redacted]

Business address: [Redacted]

Mr. Baker is the president of Precept Capital Management (“Precept”), an investment management company based in Dallas, Texas which he founded in 1998. Precept invests across multiple industries and asset types, focusing primarily on publicly-traded securities. In his role as investment manager, Mr. Baker interviews hundreds of CEOs, CFOs and industry contacts each year. His investments in the healthcare sector have included pharmaceutical, medical device, biotech, medical services and medical technology. He has extensive relationships throughout the industry.

Mr. Baker previously worked with the advance staff for Vice President George H.W. Bush. Mr. Baker also formed an oil and gas operating company with ongoing operations in the Fort Worth Basin in North Texas. Other relevant prior experience includes Mr. Baker’s position as vice president and securities analyst covering telecommunications equipment companies at Rauscher Pierce Refsnes (later acquired by RBC) and as a member of the research team at Friess Associates that managed $7 billion of client assets.

Mr. Baker has served on boards of private companies throughout his tenure at Precept. He is a member of YPO/WPO, and has also served on the boards of various charities.

Mr. Baker’s primary occupation at this time is managing partner and president at Precept, which is located at [Redacted].

Mr. Baker does not beneficially own any shares of Common Stock.

Mr. Baker is not a party to any arrangement or understanding with any person with respect to his future employment or any future transaction to which the Company will or may be a party.

Double Black Diamond Offshore Ltd.

Residence: Cayman Islands

Business address: 2100 McKinney Avenue, Suite 1800, Dallas, Texas 75201

DBD is an investment vehicle managed by Carlson Capital, L.P.

DBD beneficially owns 11,427,421 shares of Common Stock.

Other than as described on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2009 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 25, 2009 (“Amendment No. 1”), and as further amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 1, 2012 (“Amendment No. 2”), and as further amended by Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 9, 2013 (“Amendment No. 3”), and as further amended by Amendment No. 4 to the Original Schedule 13D filed with the SEC on May 16, 2014 (“Amendment No. 4”), and as further amended by Amendment No. 5 to the Original Schedule 13D filed with the SEC on June 23, 2014 (“Amendment No. 5”), and as further to be amended by Amendment No. 6 to the Original Schedule 13D expected to be filed with the SEC on the date hereof (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, the “Schedule 13D,” the entirety of which is incorporated in this notice) with respect to the shares of the Common Stock of the Company, DBD is not a party to any arrangement or understanding with any person with respect to any future employment or any future transaction to which the Company will or may be a party.

Black Diamond Offshore Ltd.

Residence: Cayman Islands

Business address: 2100 McKinney Avenue, Suite 1800, Dallas, Texas 75201

Black Diamond is an investment vehicle managed by Carlson Capital, L.P.

Black Diamond beneficially owns 721,679 shares of the Company’s Common Stock.

Other than as described on the Schedule 13D, Black Diamond is not a party to any arrangement or understanding with any person with respect to any future employment or any future transaction to which the Company will or may be a party.

Carlson Capital, L.P.

Residence: Delaware, United States

Business address: 2100 McKinney Avenue, Suite 1800, Dallas, Texas 75201

Carlson Capital, L.P. is an alternative asset management fund.

Carlson Capital, L.P. may be deemed to beneficially own 12,149,100 shares of Common Stock through its ability to control the Carlson Parties. Further, another entity controlled by Carlson Capital, L.P. owns a warrant, exercisable upon certain conditions, for 1,000,000 shares of Common Stock. Accordingly, if such warrant were exercised, Carlson Capital, L.P. may be deemed to beneficially own 13,149,100 shares of Common Stock.

Other than as described on the Schedule 13D, Carlson Capital, L.P. is not a party to any arrangement or understanding with any person with respect to any future employment or any future transaction to which the Company will or may be a party.

EXHIBIT B

WRITTEN CONSENT OF NOMINEES

See attached.

WRITTEN CONSENT OF NOMINEE TO BE NAMED IN A

PROXY STATEMENT OR INFORMATION STATEMENT AND TO SERVE AS A

DIRECTOR

I, Edward B. Stead, hereby consent to being named as a nominee for the Board of Directors of SWK Holdings Corporation (the “Company”) with any proxy or information statement issued relating to the election of directors of the Company at the Company’s 2014 Annual Meeting of Stockholders, any Special Meeting of Stockholders held in connection therewith and at any adjournments, postponements or continuations thereof. I hereby certify I will serve as a director of the Company if so elected.

Dated as of July 1, 2014

/s/ Edward B. Stead
Name: Edward B. Stead

WRITTEN CONSENT OF NOMINEE TO BE NAMED IN A

PROXY STATEMENT OR INFORMATION STATEMENT AND TO SERVE AS A

DIRECTOR

I, D. Blair Baker, hereby consent to being named as a nominee for the Board of Directors of SWK Holdings Corporation (the “Company”) with any proxy or information statement issued relating to the election of directors of the Company at the Company’s 2014 Annual Meeting of Stockholders, any Special Meeting of Stockholders held in connection therewith and at any adjournments, postponements or continuations thereof. I hereby certify I will serve as a director of the Company if so elected.

Dated as of July 1, 2014

/s/ D. Blair Baker
Name: D. Blair Baker